Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Hong Chang Global Investment Holdings Limited	British Virgin Islands
Hong Chang Biotechnologies (HK) Limited	Hong Kong
Fujian Hongjin Biotechnology Co., Ltd.	People’s Republic of China
Fuqing Hongchang Food Co., Ltd.	People’s Republic of China